Exhibit 99.2

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2008

August 14, 2008

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three and six month periods ended June 30, 2008 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to enable the reader to assess material changes in financial condition and results of operations for the three and six month periods ended June 30, 2008, in comparison to the corresponding prior-year periods. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2008 (“Interim Financial Statements”).

The MD&A is also intended to supplement and complement the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2007 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, for the year ended December 31, 2007. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). Note 16 to the Annual Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Annual Financial Statements.

Nature of Operations

Orezone Resources Inc. (the “Company”) is engaged in the acquisition, exploration and development of mineral properties in Burkina Faso and Niger, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company.

Since 1996, the Company has concentrated its activities in Burkina Faso, West Africa because Burkina Faso is relatively unexplored yet has similar geology to the neighboring countries of Mali and Ghana where a number of large mines have been built. In addition, Burkina Faso has been politically stable for many years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important asset is the Essakane development project located in Burkina Faso.

The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “OZN”. The Company’s head office is located in Ottawa, Canada and it has an office in Montreal, Canada as well as field offices in Burkina Faso and Niger.

Significant developments in the three months ended June 30, 2008 were:

•                  the Company released an update to  the NI 43-101 compliant Definitive Feasibility Study (“DFS”) for the Essakane development project.  The update indicated that the project had higher reserves and annual production and improved economics including a higher net present value and accelerated payback;

•                  engineering, design and planning for construction of the Essakane mine continued. The Company increased its staffing and entered into contracts for long lead time equipment that will be required to build and operate the Essakane mine.  The Company made deposits and progress payments of $29.8 million for capital equipment related to the construction of the mine;

•                  exploration expenditures were $2.3 million (excluding Essakane) on exploration properties in Burkina Faso and Niger;

•                  the Company released the results of two drilling programs designed to improve and expand the Bomboré NI 43-101 resource model.  Infill drilling returned values that exceeded estimated grades within the coincident block model, and expansion drilling identified several new zones outside of the current model.  The Company also received a review of a metallurgical program which concluded that there are no indications of elements that would affect the recovery of gold or result in high cyanide consumption;

•                  the Company announced the discovery of a large Molybdenum (“Mo”)/Copper (“Cu”) porphyry-style system (incl. 150 m of  0.032% Mo and 0.04% Cu) from its Kourki prospect on the Kossa permit; and

•                  the Company abandoned five exploration permits (Bondigui and Essakane areas) and two options were terminated in the Sega project area due to poor exploration results.

Important events which occurred subsequent to June 30, 2008 include:

•                  on July 1, 2008, the Company closed a CAD$10 million convertible debenture with Minquest Fund I, L.P. to provide further financing for the Essakane development project;

•                  on July 11, 2008, the Company signed the Essakane project Mining Convention with the Burkina Faso government.  This represents the final step in obtaining approval to build a mine at Essakane;

•                  on August 14, 2008, Bayerische Hypo- und Vereinsbank AG, a member of UniCredit Group (“HVB”) and The Standard Bank of South Africa Ltd (“Standard Bank”) received final credit approvals to fully underwrite and provide US$300M in project debt and a US$30M cost over-run facility for the Company’s Essakane project. The availability of this financing is subject to a number of conditions precedent;

•                  the Company expects to complete an initial NI 43-101 resource estimate for the Falagountou satellite deposit which is located eight kilometers to the east of the future Essakane processing plant site. The Company also expects to complete an NI 43-101 resource update on the Essakane Main Zone (“EMZ”) that will include new 2008 definition drilling and the adjacent Essakane North extension deposit;

•                  the Company will continue to advance the Essakane development project towards construction which will require additional equity financing;

•                  on August 14, 2008, the Board approved an agreement to acquire the interests of Channel Resources Ltd. and Solomon Resources Limited in the Company’s Bomboré permit through the issuance, subject to regulatory approval, of one million common shares of the Company. On closing, the Company will have a 100% interest in the Bomboré property subject to a 3% royalty held by the government of Burkina Faso and the state’s right to a 10% carried interest in any mining operation established on the permit; and

•                  the Company will continue its other exploration programs with emphasis on the Bomboré project where a column test metallurgical program, ore petrography and an update to the NI 43-101 resource estimate are planned for the third quarter of 2008.

Qualified Persons

Dr. Pascal Marquis, P. Geo., President and Steve King, P. Geo., Vice President, Exploration are the Company’s qualified persons under NI 43-101, who supervise all work associated with exploration and development programs in West Africa. Mr. Ron Little, P. Eng., the Chief Executive Officer, is also a qualified person under NI 43-101.

Results of Operations

Reserves and Resources on the Company’s projects as at June 30, 2008 were as follows:

Category	Tonnes (millions)	Grade (Au g/tonne)*	Contained Gold (ozs)*
Essakane
Reserves - 600 USD / oz pit**	58.1	1.67	3,121,000
Measured and indicated resources	78.4	1.58	4,000,000
Inferred resources	27.4	1.44	1,300,000
Bomboré
Measured and indicated resources	29.5	0.61	576,000
Inferred resources	23.8	0.66	501,000
Sega
Measured and indicated resources	7.2	1.94	446,000
Inferred resources	1.3	1.50	64,000
Bondi
Measured and indicated resources	4.1	2.12	282,000
Inferred resources	2.5	1.84	150,000

* - using a 0.5 g/tonne cut-off except for Bomboré which is 0.4g/tonne.
** - reserves are included in measured and indicated resource figures

Essakane

Permits

As at June 30, 2008, the Company held a mining permit at Essakane covering 100 km2 and six exploration permits in addition to the mining permit.  In the six months ended June 30, 2008, the Company abandoned one exploration permit in the Essakane project area.  Related deferred exploration costs of $354,222 and $77,033 were written off in the three months ended March 31, 2008 and June 30, 2008, respectively.

The Company and the Burkina Faso government signed the Essakane Mining Convention on July 11, 2008.  The convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, and environmental protection in accordance with the Burkina Faso mining code. The convention is valid for 20 years and is renewable for periods of ten years. Burkina Faso has modern mining legislation and its government is a strong advocate of mining in the country.

Updated Definitive Feasibility Study

In June 2008, the Company released an update to the NI 43-101 compliant DFS for Essakane.  The DFS update reports recoverable reserves of 3.0Mozs (at 1.67 g/t using a gold price of $600), an increase of 18% from the initial DFS.   The updated DFS also reflects a 39% increase in the carbon-in-leach plant capacity to 7.5Mt/year from 5.4Mt/year.  As a result, average annual production in the first four years will increase 16% to 330,000 ounces of gold.  The increase in capacity as well as updated foreign exchange rates, allowances for contingencies and owner’s costs and general inflation resulted in estimated capital costs rising to $420 million, an increase of 21% from $347 million reported in the initial DFS.

The net effect of these changes is that the economics of the Essakane development project have improved with a higher net present value and accelerated payback.

Financing

On August 14, 2008, HVB and Standard Bank approved a US$300M project loan and a US$30M cost over-run facility for the Essakane project.  HVB will provide a loan of US$175M (“Project Loan”) with a term of up to 7 years.

Standard Bank will provide a US$125M loan supported by the Export Credit Insurance Corporation of South Africa (“ECIC Loan”) with a term of up to 8 years.  The Project Loan has an interest rate of USD LIBOR plus a margin of between 2.75% and 3.25%.  The ECIC Loan has an interest rate equal to the Commercial Interest Reference Rate (currently 5.71%) which may be converted, at the Company’s option, to a floating rate of LIBOR plus .25%.  Payments under both loans will be made semi-annually and will commence the earlier of six months after completion of the construction of the mine at Essakane or December 31, 2010.  The loan agreements provide first ranking security over all current and future assets related to the Essakane project.  There are also commitment and arrangement fees associated with the loans.  The availability of both the Project Loan and the ECIC Loan are subject to a number of conditions precedent including the requirement to raise additional equity capital, completion of due diligence, and compliance with a number of financial covenants.

On August 14, 2008, Standard Bank also approved a US$40M bridge loan facility (“Bridge”) for the Essakane project that will enable the Company to maintain momentum on the project.  The Bridge has a term of five months and an interest rate of USD LIBOR plus 4%.  Interest is payable in arrears on the earlier of the date of repayment or the maturity date.  There are also commitment and arrangement fees associated with the Bridge loan.  As part of the Bridge agreement, the Company will also grant to Standard Bank, 2,000,000 warrants to purchase common shares of the Company at a price equal to the higher of US$1,30 per share and the five day volume weighted average price on the business day immediately prior to the closing date.  The Bridge agreement provides security to Standard Bank over the common shares of the Essakane project operating company and the Bridge has been guaranteed by the Company.  The Company expects to close the Bridge by August 31, 2008.

The Company has incurred $1.4 million in costs associated with negotiating the Project Loan, ECIC Loan, and Bridge.

On July 1, 2008, the Company closed a CAD$10 million convertible debenture with Minquest Fund I L.P. (“Minquest”) to provide interim financing.  The debt has a term of 3 years, an interest rate of 6%, and is convertible into common shares at an initial price of $1.30 per share at the option of Minquest. The initial common share conversion price of $1.30 is adjusted for the dilutive effects of equity securities issued by the Company prior to conversion, other than those that may be issued under the Company’s stock option plans or the terms of the debenture. Interest and principal are repayable in common shares at the option of the Company.  The Company can impose conversion of the debt if its common shares close at a price of greater than $2.25 per share for five consecutive days.  If the Company issues additional equity securities at a price lower than the conversion price, Minquest has the right to redeem the debenture but will be required to re-invest the proceeds as equity at a price not lower than the terms of the new equity issuance.  Minquest will be subordinate to any senior bank debt. The debenture must be repaid if there is a change in control.  A 4% commission was paid upon issuance of the debt.

Expenditures and Commitments

Significant progress in planning and preparing for mine construction at Essakane took place in the three and six months ended June 30, 2008.   The Company is currently ordering long lead time equipment, purchasing and taking delivery of critical supplies and equipment, completing detailed engineering, hiring staff and doing site preparation work in anticipation of a formal construction decision which will be made when all project financing is in place.

Selected assets on the balance sheet related to Essakane were:

	June 30, 2008	March 31, 2008	December 31, 2007

Deferred exploration and development costs	33,015,453	27,525,434	24,404,926
Optionees’ contributions	(21,448,520)	(21,448,520)	(21,448,520)
	11,566,933	6,076,914	2,956,406

Construction-in-progress	33,699,405	2,943,251	1,409,646

As at June 30, 2008, total deposits and progress payments of $32.7 million, which were included in construction-in-progress, had been made for long lead time equipment and other construction related activities.  The majority of these deposits ($29.8 million) were made in the three months ended June 30, 2008.  In addition, the Company has total capital expenditure commitments of $77.5 million (including $12 million entered into subsequent to June 30, 2008) relating to the construction of the Essakane mine.  The following table describes the amount and timing of capital expenditures to which the commitments relate based on the estimated timing of delivery of the related equipment and services:

	2008	2009	Thereafter	Total
	$	$	$	$
Mining fleet	6,155,787	31,477,490	—	37,633,277
Power plant	3,837,216	15,842,254	—	19,679,470
Buildings	3,781,496	—	—	3,781,496
Milling equipment	2,079,785	7,773,220	—	9,853,005
Other	3,748,281	2,147,590	655,850	6,551,721
	19,602,565	57,240,554	655,850	77,498,969

Staffing

In the six months ended June 30, 2008, the Company significantly increased its staffing in preparation for mine construction.  The Company hired 59 employees who are now working in Burkina Faso.  The key positions filled include Construction Manager, Civil Works Superintendent, Plant Manager, Purchasing and Logistics Superintendent, Maintenance Superintendent, Environmental Superintendant, Socio-Economic Superintendent, Mining Engineer, Financial Controller, Human Resources Superintendant, Health and Safety Superintendant and various trainers/supervisors in electrical, mechanics, heavy equipment operation, piping, carpentry, and crane operations. These recent hires are in addition to the core management team which have been in place since last year, including the Project Executive, General Manager, Director of Finance and Administration, Security Manager and Exploration Manager.

Infrastructure

Detailed engineering for the mine village, workshops and warehouse have been completed. Contracts were awarded for the foundations and the erection of sleeping quarters. Contracts for the kitchen/canteen, recreational buildings and offices are expected to be awarded in the third quarter of 2008.  Conceptual engineering for the water reservoirs and tailings pond have been completed and detailed engineering is expected to be completed in the fourth quarter of 2008.

Plant and Equipment

Most of the mine fleet was ordered in the second quarter of 2008 representing a total commitment of $55.9 million. The first delivery of mining and earth moving equipment arrived at the Essakane site in July 2008. Four new CAT 777F haulage trucks (100 ton capacity) and one CAT 345 excavator are on site while two CAT D9R dozers are in country being assembled.  An O&K 90C shovel (170 ton with a 10m3 bucket), a CAT 56CS compactor and a fifth 777F haulage truck are all expected on site in the third quarter of 2008.  As at June 30, 2008, $19.1 million in deposits had been paid for the mining fleet.  Light vehicles and support equipment were also ordered and partly delivered in June. Additional equipment will be received in the third quarter.

The mining equipment will initially be used for earthworks related to building the mine infrastructure. Skilled operators and trainers have been hired and will start the operation of the fleet, while local Essakane area operators will be trained to use the equipment prior to the start up of mining operations. Training will be completed with CAT operation simulators, classroom theory and actual supervised field work.

A contract was awarded in July 2008 for completion of detailed engineering and procurement of all buildings and equipment related to the construction of a power plant, provision of QA/QC during construction and assistance in the plant commissioning.  The total commitment under the contract is $22.6 million.  This amount includes $14.6 million previously committed for the purchase of five power generators from the contractor.  As at June 30, 2008, the Company had paid $2.9 million in deposits related to this contract.

In May 2007, the Company entered into a contract for the manufacture of two mills for the processing plant representing a commitment of $11.6 million.  The Company made a 10% deposit upon placing the order and made additional payments of $3.5 million in the second quarter of 2008.  In the second quarter of 2008 the Company placed an order for a mill relining machine representing a commitment of $1.1 million.  Subsequent to June 30, 2008, the Company placed an order for variable speed drives related to the mill, representing a commitment of $1.8 million.  No deposits have been made on the mill relining machine and variable speed drives.  Detailed engineering for the processing plant is ongoing and is expected to be complete in the fourth quarter of 2008.

Exploration and Resource Development

The Company incurred $5.6 million and $9.0 million in exploration and development costs at Essakane in the three and six months ended June 30, 2008, respectively.  Most of the development costs incurred in the three months ended June 30, 2008 related to engineering, planning, design and procurement activities, as well as the completion of an updated NI 43-101 DFS for the Essakane development project in June 2008.

Drilling activity at Essakane in the three and six months ended June 30, 2008 was 6,965 m and 13,361 m, respectively.  A 9,664 m DD program commenced in the first quarter and was completed by June 30, 2008.  The goal of the program was to convert Inferred resources to Indicated, increase resources in the EMZ deposit, test the down dip extensions of the EMZ, and advance the definition of the Falagountou satellite deposit.  An  initial NI 43-101 resource estimate for the Falagountou deposit, as well as a resource update for the EMZ, are expected to be released before year-end.  The Company’s objective is to outline one or more years of additional oxide ore for the CIL plant envisioned at Essakane.

The Company was not the operator of the Essakane project in the three and six month periods ended June 30, 2007.  As a result, the Company did not incur significant exploration costs in these periods.  In the three months ended June 30, 2007, the Company purchased a net smelter return royalty held by the original vendor of the Essakane property, resulting in a $1.0 million increase in mineral property acquisition costs for Essakane.

Other Properties

Permits

In the three months ended June 30, 2008 the Company abandoned five exploration permits in Burkina Faso (Dembam, Komkara, Tankiédougou, Nabéré and Poyo).

Exploration activity

Exploration expenditures and drilling activity at the Company’s exploration stage properties were as follows:

	Three months ended June 30, 2008		Three months ended June 30, 2007		Six months ended June 30, 2008		Six months ended June 30, 2007
	$	Drilling (m)	$	Drilling (m)	$	Drilling (m)	$	Drilling (m)
Bomboré	991,522	8,627	50,422	—	2,647,213	23,657	318,415	1,583
Séguénéga	848,678	7,872	691,239	1,316	1,222,783	7,872	1,434,389	3,613
Bondigui	26,316	—	697,341	3,802	69,411	—	1,251,571	10,606
Niger and other	384,419	1,997	1,417,676	7,548	909,641	6,103	2,326,207	17,894

	2,250,935	18,496	2,856,678	12,666	4,849,048	37,632	5,330,582	33,696

Write-off of deferred exploration expenses	970,675		1,373,634		2,496,600		1,373,634

 Bomboré Property

The Company is advancing the Bomboré deposit as a large-tonnage, low-grade, oxide resource that can be heap leached and has the benefits of a low strip ratio and favorable infrastructure. In the three months ended June 30, 2008, there were 8,627 m of infill and exploratory reverse circulation (“RC”) drilling (as part of a 19,622 m program) completed on the Bomboré property.

Results from 5,700 m of diamond drilling (“DD”) and 19,622 m of RC drilling completed in the first and second quarters of 2008 were released during the reporting period. The infill core program demonstrated that a significant portion of the intersections (occurring within the current NI 43-101 resource model) returned values that exceed the grades and widths of the coincident grade block model. The infill and exploratory RC program confirmed the continuity of the current resource model and identified several new zones including: 28 m of 0.74 g/t at Maga, 12 m of 3.38 g/t at P8P9 and 12 m of 2.71 g/t at Siga.

Further activity on the Bomboré property in the three months ended June 30, 2008 included:

•                  receipt of a third party technical review of the Company’s metallurgical test program which concluded there was no indication of elements that would affect the recovery of gold or result in high cyanide consumption; and

•                  initiation of a multi-element litho-geochemistry sampling program and ore petrography investigation.

The Bomboré resource model is currently being updated with the most recent drill data. SRK Consulting (Toronto) has been retained to audit the new model and resource estimate procedures and the results are scheduled for release late in the third quarter of 2008.

There was limited drilling at Bomboré in the three and six month periods ended June 30, 2007 which accounts for the lower level of exploration expenditures as compared to the corresponding 2008 periods.

Séguénéga (“Sega”) Property

The Sega property is being advanced toward potential production as a small heap leach operation.  During the three months ended June 30, 2008 there were 7,872 m of infill and exploratory RC drilling completed as part of an 11,000 m program. The drilling focused on both optioned permits as well as the Company’s own Namasa permit.  Drilling targets included previous significant intersections and new geochemical anomalies defined during the 2008 field campaign.  Drilling activity in the three months ended June 30, 2008 increased significantly over the corresponding 2007 period which accounts for most of the increase in exploration expenditures.  RC drilling commenced late in the three months ended June 30, 2008 and ended early in the third quarter. Results are pending.

Further work on the Sega property in the three months ended June 30, 2008 included mapping, sampling and prospecting.  A 1,000 m DD program commenced early in the third quarter of 2008 and includes infill drilling at RZ and Bakou which will be incorporated in future resource updates and economic scoping studies.

The Company intends to release a resource update during the third quarter of 2008 based on 2007 definition drilling (3,416 m DD and 3,067 m RC) completed in the RZ, Gambo, Bakou and Tiba zones. A further resource update and scoping work will commence in the fourth quarter.

Exploration expenditures for the Sega project area in the six months ended June 30, 2008 decreased compared to the corresponding 2007 period.  The decrease is attributable to the initial costs associated with signing the five exploration permit option agreements in 2007.

The Company had option agreements on five exploration permits associated with the Sega property. Based on recent exploration results the Company has decided not to proceed with further work on two of these permits, Zomkalga and Kossouka. The option agreements related to these permits will be terminated.  Related deferred exploration costs of $966,659 were written off in the three months ended June 30, 2008.

Bondigui (“Bondi”) Property

The Bondi deposit is a shallow, structurally controlled quartz vein hosted gold deposit and contains 282,000ozs of gold at a grade of 2.12 g/t in the Measured and Indicated category and 149,600ozs of gold at a grade of 1.84 g/t in the Inferred category.  A petrographic study on a suite of rock samples was undertaken in the three months ended June 30, 2008. There was no drilling activity on the Bondi project area in the three and six months ended June 30, 2008.  As a result, exploration expenditures have decreased over the comparative prior year periods.

In the three months ended March 31, 2008, deferred exploration costs of $332,704, representing all deferred exploration costs relating to the Poyo permit, were written off due to negative exploration results.  The Poyo permit (246km2) was abandoned in the three months ended June 30, 2008.

Niger and Other Burkina Faso Properties

Lower drilling activity in the three and six months ended June 30, 2008 contributed to a decrease in exploration expenditures.  Drilling in the three months ended June 30, 2008 period was limited to the optioned Koyria permit in Niger, while in the 2007 period drilling was focused on Orezone’s Kossa permit in Niger, the optioned Koyria and Namasa permits in Niger (2,907 m), and other Burkina Faso permits (4,641 m).  Also contributing to the decreases in exploration expenditures on the Niger and other Burkina Faso project areas in the 2008 periods were the abandonment of options and permits in the 2008 (Nabéré, Tankiédougou and Komkara) and corresponding 2007  (Namaga option) periods.  Deferred exploration costs of $1,193,221 related to the permits abandoned in 2008 were written off in the three months ended March 31, 2008.

Drilling in the six months ended June 30, 2008 was completed on the Kossa (Niger) and Koyria (Niger option) permits (6,103 m), while in the 2007 period drilling was focused on Kossa, Koyria and Namaga  (12,601 m) as well as other Burkina Faso permits (5,293 m).

Kossa permit (Niger)

In the three months ended June 30, 2008, the Company announced the discovery of a large Mo/Cu porphyry style system on its Kourki prospect.  Infill geochemical sampling and detailed geological mapping was performed during the period to test extensions and a series of regional Mo anomalies. Results are pending.  4,106 m of follow-up and reconnaissance drilling was completed on gold targets on the Kossa permit in the six months ended June 30, 2008, whereas 2,711 m was completed in the corresponding 2007 period.

Koyria permit option (Niger)

The Koyria permit was renewed for a second three-year tenure during the first quarter of 2008.  The renewed permit covers 522 km2. Work completed during the first quarter included mapping, prospecting and geochemical surveys. RC drilling of 1,997 m in the three months ended June 30, 2008 was completed on six targets comprised of geochemical anomalies associated with geophysical features identified in a 2007 airborne survey. Results are expected during the third quarter.

Summary of Quarterly Results

	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$—	$—	$—	$—	$—	$—	$—	$—

Net loss	$(623,905)	$(2,907,597)	$(900,407)	$(647,569)	$(1,136,259)	$(369,877)	$(612,679)	$(16,540)

Net loss per share, basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)

As at June 30, 2008, the Company was in the development stage with no operating business segment and no revenue generating activities.  Variations in net losses over the eight quarters presented above mainly resulted from quarterly fluctuations in the level of write-offs of deferred exploration costs, financial instrument fair value adjustments and administrative expenses.

Statement of Operations

The Company recorded a net loss of $623,905, or $0.00 per share on both a basic and diluted basis, for the three months ended June 30, 2008, compared to a net loss of $1.1 million, or $0.01 per share on both a basic and diluted basis, for the corresponding 2007 period.  The smaller loss was due to increased administrative expenses and decreased foreign exchange gains and interest income in the 2008 period being offset to a greater degree by a larger gain on the sale of investments and lower write-offs of deferred exploration costs.

The Company recorded a net loss of $3.5 million, or $0.01 per share on both a basic and diluted basis, for the six months ended June 30, 2008, compared to a net loss of $1.5 million, or $0.01 per share on both a basic and diluted basis, for the corresponding 2007 period.  The increased loss was due to higher administrative expenses and write-offs of deferred exploration costs, and decreased foreign exchange gains, which were only partially offset by a larger gain on the sale of investments.

Administrative expenses increased by $621,061 and $1.2 million in the three and six months ended June 30, 2008, respectively, compared to the corresponding 2007 periods due to:

•                  $306,729 and $575,388 increases in salaries, benefits and consulting fees in the three and six months ended June 30, 2008, respectively, due to the addition of senior level employees, particularly in the finance and investor relations areas;

•                  $155,609 and $332,158 increases in audit, legal, and professional fees for the three and six months ended June 30, 2008, respectively, due to the higher costs of complying with Sarbanes-Oxley as well as additional work related to the 2007 acquisition and integration of GFL’s 60% interest in Essakane; and

•                  $89,723 and $171,231 increases in office, general and administrative expenses for the three and six months ended June 30, 2008, respectively, due to increased insurance, information technology and communications costs.

Net losses consist of administrative expenses in combination with other non-operating items including gains on the sale of investments, write-offs of deferred exploration costs, interest and other income, gains and losses on the fair value of investments held for trading and capital taxes.  On a net basis, other items contributed $602,937 of income, and $1,053,694 of losses and expenses in the three and six months ended June 30, 2008, respectively.  On a net basis, other items contributed $530,478 and $264,842 of losses and expenses in the three and six months ended June 30, 2007, respectively.

Compared to the corresponding 2007 periods the most significant changes in other items were gains on the sale of investments which increased by $1.5 million in both the three and six months ended June 30, 2008 due to the sale of publicly traded trust units designed to track changes in the price of gold bullion, and write-offs of deferred exploration costs which decreased by $325,926 and increased by $1.6 million in the three and six months ended June 30, 2008, respectively.

Liquidity and Capital Resources

The Company had cash and cash equivalents of $13.2 million as at June 30, 2008, a decrease of $30.0 million compared to $43.2 million in cash as at March 31, 2008.  In the second quarter of 2008, the Company incurred $30.9 million in construction related costs, $29.8 million of which were deposits and progress payments for long lead time equipment required for the Essakane project.  Exploration and development costs and acquisitions of property, plant and equipment  were $7.8 million and $949,175, respectively.  These costs were offset by proceeds of $6.9 million from the sale of investments.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits and to raise equity and/or debt capital in the financial markets.  The Company has sufficient capital resources to fund its exploration program for the remainder of 2008 based on its cash and cash equivalent balance at June 30, 2008, and an approved exploration budget for Burkina Faso and Niger of $10 million.  The Company does not have sufficient resources to meet commitments made under contracts for equipment, supplies and services relating to construction of the Essakane project.  However, the majority of these commitments are cancellable and the Company anticipates closing the Bridge loan facility before the end of August, 2008.  Additional financing is required to fulfill these commitments, to fund the balance of development costs relating to the Essakane project, to bring any of the Company’s other properties into production, or to make additional acquisitions or investments within the mining sector.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. Shares issued and outstanding were 356,840,938 as at June 30, 2008 (355,955,938 as at December 31, 2007).

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

One of the Company’s available-for-sale investments is common shares of a publicly traded company of which the Company’s CEO is a director.  The carrying and fair values of this investment were $350,791 and $481,227 as at June 30, 2008 and December 31, 2007, respectively.

In the three months ended March 31, 2008 the Company charged $11,003 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company ($19,574 and $43,061 in fees were charged in the three and six months ended June 30, 2007, respectively).  During these periods, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company. On April 1, 2008, San Anton ceased to be a related party to the Company.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value; however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Company is in the business of exploring for minerals and if successful, ultimately mining them.  The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company.

The principal factor which will affect the Company’s ability to successfully execute its business plan is the price of gold.  The price of gold in US dollars has increased from US $260 per ounce early in 2001 to close to US $926 at June 30, 2008. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and, just as important, has a favorable impact on the perceptions of investors with respect to gold equities and, therefore, the ability of the Company to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Company’s common shares should be considered as a highly speculative investment.  Current and potential investors should give special consideration to the risk factors involved.

The Company does not currently have sufficient funding to complete the development of the Essakane project. In order to finance the development of the Essakane project, the Company will have to issue additional equity, borrow sufficient funds from third party lenders or both. There can be no assurance that funding will be available to the

Company or available on terms that do not adversely affect the projected economic return from the development of the Essakane project. If funding is obtained through the issue of additional equity, shareholders’ interest in the Company may be diluted.

Challenges associated with the development of the Essakane project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle 11,000 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane project. Although the Company has committed to ordering supplies and equipment and has secured the EPCM contractor for the plant in order to keep the project on track, the Company requires additional financing to fund these commitments and also to finance the balance of the project. Delays in obtaining financing could lead to project delays and result in higher costs than anticipated.

Political Risk

The Company’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Company from exploring or ultimately developing its properties if economic quantities of minerals are found. The Company does not currently maintain “Political Risk” insurance but is currently in negotiations to have such coverage in place for the Essakane project.

Currency Risk

In the normal course of operations, the Company is exposed to currency risk because of business transactions in foreign countries.  The Company mainly transacts in United States dollars (USD), Canadian dollars (CAD), Euros (EUR), Communauté Financière Africaine francs (XOF) and South Africa rand (ZAR).  Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  Note 9 to the Interim Financial Statements describes the Company’s exposure to currency risk, including the currencies in which the Company’s financial instruments were denominated as at June 30, 2008.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Company will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome.  The Company is also competing against a large number of companies that have substantially greater financial and technical expertise. The probability of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Company will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified.  Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Company will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as commodity prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so.  It is impossible to predict the future direction of these factors, and the impact that they will have on the Company’s operations, with any degree of certainty.  In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it.  While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world-wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Company does not have any producing projects and no sources of revenue. The Company’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Company has taken all reasonable steps to ensure that it has proper title to its properties.  However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Company’s title to its properties being challenged. Furthermore, the Company requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations.  It is the Company’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Company from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Company or prevent it from continuing operations.

Management Dependence

The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Company’s ability to replace highly qualified personnel cannot be assured.  At present, the Company does not maintain any key man life insurance.

For additional disclosure on these and other risks refer to the Company’s Annual Information Form.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes.  These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration and development expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

In the Company’s 2007 Annual Financial Statements, as well as in the 2007 MD&A, the Company’s critical accounting estimates were identified and described.  For the three and six month periods ended June 30, 2008, there were no changes to the descriptions of the Company’s critical accounting estimates found in the 2007 Annual Financial Statements and 2007 MD&A.

Changes in Accounting Policies

Changes in accounting policies

In the three and six months ended June 30, 2008, the Company adopted four new accounting standards (Handbook Sections 1535, 3031, 3862 and 3863) and amendments to Handbook Section 1400 issued by the Canadian Institute of Chartered Accountants (CICA).  The adoption of these new accounting standards is described in the Interim Financial Statements.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises in its financial statements for the year ended December 31, 2009.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company expects the adoption of this new Section to have no effect on its consolidated financial statements.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2007, the Company had identified and reported certain material weaknesses regarding entity-level controls, segregation of duties and knowledge of US GAAP. Since January 1, 2008, the Company has hired six (6) qualified accounting professionals, including a Vice-President of Finance and Administration, who holds the CA and CPA designations, with direct responsibilities for financial reporting and the implementation of appropriate accounting procedures.

Changes in Internal Control over Financial Reporting

The Company’s Chief Financial Officer (“CFO”) resigned on April 4, 2008.  Effective April 18, 2008, the Company appointed Gregory Bowes as the Company’s new CFO. Mr. Bowes has almost 30 years of experience in the mining industry and has previous experience with the Company as both a director and CFO.

The Company continues to implement controls in remediation of its material weaknesses.  The Company expects to test and evaluate the effectiveness of remediated internal controls in the fourth quarter of 2008.

Other MD&A Requirements

All relevant information related to the Company is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.